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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the press release "ActivCard Acquires Authentic8 International," dated September 17, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2001

ActivCard, S.A.

By:	/s/ BLAIR GEDDES
Name:	Blair Geddes
Title:	Chief Financial Officer

ActivCard Acquires Authentic8 International

Consolidation Further Establishes ActivCard's Leadership in Digital Identity Marketplace and Enables Solution for Managed Digital Identity

    FREMONT, Calif., Sept. 17—ActivCard (Nasdaq: ACTI; Nasdaq Europe), a leading provider of smart card and digital identity provisioning products and technology, today announced it has acquired Authentic8 International, a privately held, Australian-based company offering technology and services required for banks and service operators to deliver managed digital identity solutions. Under the terms of the agreement, ActivCard has purchased all outstanding shares and stock options of Authentic8 for US$15 million in cash.

    "We recognized the value of combining Authentic8's Internet Authentication Service (IAS) platform with ActivCard's digital identity solutions last year," stated Yves Audebert, Vice Chairman, President, and Chief Operating Officer of ActivCard. "In April, we elected to terminate the previous agreement to buy Authentic8 for cash and stock due to economic conditions. Now, with a restructured agreement, we believe we will be able to realize the potential of the combination of our companies at a more reasonable valuation."

    As a result of the acquisition, ActivCard expects to be able to offer large telecommunication and Internet service operators a digital identity solution, which will enable them to deliver managed Internet Authentication services. End customers who subscribe to these services will receive the benefits of a digital identity provisioning system and the benefits of outsourcing their networking infrastructure.

    "Today, leading enterprises such as British Telecom, the U.S. Department of Defense, Hewlett Packard and Sun Microsystems have selected to use ActivCard and Authentic8 systems," continued Mr. Audebert. "We believe that the combination of Authentic8 and ActivCard will result in a platform that integrates into a service operator's customer care, provisioning, authentication, encryption and access systems. This unique offer will enhance both the British Telecom and Cable and Wireless systems already in operation. It will also give us a powerful solution offering for service operators who are building value-added services on their existing networks."

    "The infrastructure for identity and access management is essential to the conduct of e-business based on trusted relationships," said Phil Schacter, vice president and service director for the Burton Group, an industry analyst firm. "The combination of ActivCard and Authentic8 provides important components that support the large-scale provisioning of smart cards as a portable form of digital identity for the enterprise."

About ActivCard

    ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality, and integrity, allow individuals and businesses to perform secure online transactions over the Internet with the ease-of-use of an ATM transaction. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard has headquarters in Fremont, California, and Suresnes, France with worldwide operations in Australia, Germany, Japan, Sweden, Singapore, and the United Kingdom.

    The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption ``Risk Factors" in the Company's annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Form 6-K
Forward-looking Statements